CONVERTIBLE LOAN AGREEMENT

WISeKey International Holdings Ltd, a stock corporation (Aktiengesellschaft) incorporated in Switzerland and registered in the commercial register of the Canton of Zug under registration number CHE-143.782.707, with its registered office at General-Guisan-Strasse 6, 6300 Zug (the Borrower) and Crede CG III, Ltd., a limited company incorporated in Bermuda, with registered office at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda (the Lender; the Borrower and the Lender each a Party and together the Parties), enter into this Convertible Loan Agreement (as amended, restated, supplemented or otherwise modified from time to time, the Agreement) as of September 28, 2018.

WHEREAS

(A)	The Lender intends to grant the Borrower a loan in the principal amount of USD 3,000,000 (the Loan), convertible into registered shares, par value CHF 0.05 each (the Class B Shares), of the Borrower, subject to the terms and conditions of this Agreement;

(B)	The Borrower intends to accept the Loan, subject to the terms and conditions of this Agreement; and

(C)	This Agreement documents the terms and conditions upon which the Lender is willing to extend the Loan to the Borrower, and the Borrower is willing to accept the Loan from the Lender.

Now, therefore, the Parties agree as follows:

1.	Definitions

Capitalized terms used in this Agreement have the meanings assigned to such terms as set forth in the body of this Agreement and referenced on Schedule 1 to this Agreement

2.	Effective Date

This Agreement, and the rights and obligations hereunder of the Parties, shall become effective subject to and upon the Borrower receiving from the Swiss Federal Tax Administration (the SFTA) and the competent cantonal tax authority a ruling (the Tax Ruling) confirming, among other things, the Swiss federal withholding tax neutrality of the Loan grant, the interest payment under the terms hereof, the Conversion and the creation of reserves from capital contributions upon the Conversion if the Conversion Shares are to be created through the subscription by an Affiliate of the Borrower of Class B Shares newly issued at par value out of the Borrower's authorized share capital and held in treasury during the term of this Agreement (the date on which the Borrower notifies the Lender in accordance with Section 7.1 of the receipt of the Tax Ruling, the Effective Date); provided, however, that if the Tax Ruling has not been obtained within a period of thirty-five (35) Business Days after the date hereof or if the SFTA, before the expiry of the afore-mentioned thirty-five (35)-Business Day period, rejects the Borrower's request for a positive Tax Ruling, this Agreement and all rights and obligations of the Parties hereunder, with the exception of the provisions pursuant to Section 6(c) and Section 7, shall lapse, without any liability of one Party to the other Party.

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3.	Terms of the Loan

(a)	Loan | Principal Amount. The principal amount of the Loan owed by the Borrower to the Lender under this Agreement (the Principal Amount) shall be USD 3,000,000 (in words: three million U.S. dollar). Any amounts repaid, in whatever form, shall reduce the Principal Amount and may not be re-borrowed.

(b)	Disbursement. Subject to the satisfaction of all terms and conditions of this Agreement, the Lender shall be required to make a disbursement of the Loan in the Principal Amount (the Disbursement) to the account designated by the Borrower no later than 3 (in words: three) Business Days after the Effective Date (the Disbursement Date).

(c)	Interest. The Principal Amount shall bear interest at the Interest Rate. The Borrower shall pay accrued interest at the Interest Rate on the Principal Amount in arrears on the last Business Day of each calendar year quarter (each an Interest Payment Date), with the first interest payment accrued on the outstanding Principal Amount due on December 31, 2018. The Borrower may, at its sole election, pay interest on the outstanding Principal Amount by delivering such number of Class B Shares held in treasury (the Interest Payment Conversion Shares) as corresponds to the quotient of the relevant interest payment amount due at the relevant Interest Payment Dante and the Interest Conversion Price. The interest accruing on the outstanding Principal Amount of the Loan shall be calculated on the basis of a 360-day year for the actual number of days elapsed.

(d)	Maturity Date. Except as otherwise provided in this Agreement, the obligations pursuant to this Agreement shall become due and payable on the Maturity Date in accordance with the terms and conditions of this Agreement.

(e)	Repayment of Principal. The Principal Amount shall be repaid through a delivery of such number of Class B Shares, or, at the election of the Borrower, any rights (such as American Depository Shares or American Depository Receipts) representing Class B Shares (if any) of the Borrower (the Conversion), as corresponds to the quotient of the Principal Amount then outstanding and the Conversion Price (the Class B Shares or rights representing Class B Shares into which the Conversion occurs hereinafter, together with the Interest Payment Conversion Shares, if any, the Conversion Shares). In order to confirm the Conversion, the Lender shall be required to deliver to the Borrower at the relevant Conversion Date an exercise notice, duly executed, substantially in the form set forth on Schedule 3(e) (the Exercise Notice). Upon the Conversion, any fraction of a Class B Share shall be rounded down to the next whole Class B Share. The Conversion Shares shall be delivered to the Lender within 2 (in words: two) Trading Days after receipt of the Exercise Notice by the Borrower.

(f)	Conversion Date. The Lender may request a Conversion of the Principal Amount by delivery of the Exercise Notice at any time after the expiry of 30 calendar days after the Disbursement Date and any time thereafter on or before the Maturity Date (the date on which Conversion is requested by delivery of the Exercise Notice to the addressees indicated thereon the Conversion Date, it being understood that the delivery of the relevant number of Class B Shares to the Lender may take up to 2 (in words: two) Trading Days.

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4.	Representations and Warranties

4.1	Representations and Warranties of the Borrower

The Borrower represents and warrants (sichert zu) to the Lender as of the date hereof, the Disbursement Date and the Conversion Date with reference to the facts and circumstances then subsisting as follows:

(a)	Organization. The Borrower is a stock corporation (Aktiengesellschaft) duly formed and existing under the laws of Switzerland, and the execution, delivery and performance of this Agreement is within its organizational powers, has been duly authorized, is not in contravention of applicable law or its articles of association and does not require the consent or approval of any third party, including any governmental body, agency or authority.

(b)	Absence of Conflicting Obligations. The execution of this Agreement and compliance with its terms will not (i) result in a breach of any of the terms and conditions of any material agreement or instrument to which Borrower is a party or its assets are subject, or (ii) result in the imposition of any lien, charge, or encumbrance upon any property of Borrower pursuant to, or constituting a default under, any indenture or other agreement or instrument to which Borrower is a party or by which it is bound.

(c)	Qualification to do Business. The Borrower and each of its Affiliates has the full power and authority to own, lease and operate its properties and assets and to conduct its business, and is lawfully qualified to do business in those jurisdictions in which business is conducted by it.

(d)	Capacity. The Borrower has full corporate power and capacity to deliver the Conversion Shares to be delivered upon conversion of the Loan.

(e)	No Winding-up. The Borrower has not taken any action, nor have any other steps been taken or legal proceedings commenced or, so far as the Borrower is aware, threatened against it seeking to adjudicate it insolvent or for its winding up or dissolution or for any similar or analogous proceeding in any jurisdiction, or for it to enter into any arrangement or composition for the benefit of creditors, or for the appointment of an insolvency administrator, a receiver, administrative receiver, examiner, trustee or similar officer.

(f)	Capitalization, Shares.

(i)	The share capital of the Borrower registered in the commercial register amounts to CHF 1,738,709.73, consisting of (A) 26,769,797 Class B Shares and (B) 40,021,988 registered shares with a nominal value of CHF 0.01 each (the shares pursuant to (A) and (B) collectively the Existing Shares);

(ii)	The Class B Shares are freely tradable and admitted to trading on the SIX; all Existing Shares have been duly and validly issued, are fully paid and non-assessable;

(iii)	Other than as publicly disclosed by the Borrower, there are no securities or other rights in issue of the Borrower or any of its subsidiaries that are convertible into or exchangeable for shares of the Borrower (it being acknowledged by the Lender that the Borrower has issued, and will be issuing after the date hereof, options and other rights to acquire Class B Shares in accordance with the terms of its equity compensation plans), and there are neither any claims against the Borrower to buy nor any obligations of the Borrower or any of its subsidiaries to issue, any shares of the Borrower; other than publicly disclosed, there are no restrictions on the transfer or voting of any of the Existing Shares of the Borrower pursuant to the Borrower’s Articles of Association, any applicable law or any agreement to which the Borrower is a party;

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(iv)	Subject to compliance with the statutory provisions of Swiss corporate law, there are no restrictions on the payment of dividends on the Existing Shares;

(v)	The Conversion Shares to be delivered upon Conversion in accordance with the terms of this Agreement:

(A)	will, if and when an Exercise Notice is delivered in accordance with the terms of this Agreement, be validly issued, fully paid and non-assessable; and

(B)	will, if and when an Exercise Notice is delivered in accordance with the terms of this Agreement, rank pari passu and be fungible with the outstanding Class B Shares and/or the outstanding rights representing Class B Shares in issue on the relevant Conversion Date;

(vi)	(A) No material public statement contains an untrue statement of material fact or omits to state a fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect, in each case as at the date it was made; and (B) in respect of each such public statement, when taken together with all other such public statements, no circumstances have arisen which would result in such statement containing an untrue statement of material fact or omitting to state a fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect as at each date on which this representation is made or repeated;

(vii)	All expressions of intention or expectation contained in the Borrower’s public statements are truly and honestly held and have been made on reasonable grounds after due and careful consideration and enquiry;

(viii)	To the best knowledge of the Borrower as of the respective dates on which this representation is given, no false or materially misleading information has been provided by the Borrower to the Lender or their advisors which has not been subsequently corrected prior to the date on which this representation is given;

(ix)	Except for the transactions contemplated by this Agreement, the Borrower is not aware of any price-sensitive information required to be disclosed pursuant to the rules and regulations of the SIX with respect to the Borrower or its securities;

(g)	Financial Information. The Borrower's audited consolidated financial statements for the financial years ended on 31 December 2017 and the Borrower’s consolidated financial statements for the six months ended 30 June 2018 each give a true and fair view of the assets, the liabilities and the financial position of the Borrower and its group as at the date as of which they were prepared (the Relevant Date) and of the results of the operations of the Borrower and its group for the financial year or, as the case may be, period ended on the Relevant Date;

(h)	Material Adverse Effect. Since 30 June 2018, there has been, save as publicly disclosed by the Borrower as of the date of this Agreement, no Material Adverse Effect;

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(i)	Monitoring. The Borrower (A) makes and keeps accurate books, accounts, records which fairly reflect the transactions and dispositions of assets of such entity and (B) maintains internal accounting controls which provide reasonable assurance that (i) transactions are executed in accordance with management's authorisation, (ii) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets and (iii) access to its assets is permitted only in accordance with management's authorization; and

(j)	Stabilisation/Manipulation: Neither the Borrower nor any of its Affiliates, nor any Person acting on its or their behalf has taken, or will take, directly or indirectly, any action which was designed to (or which might reasonably be expected to) cause or result in or caused or resulted in the stabilisation or manipulation of the price of the Class B Shares or any securities or other documents that embody the right to receive Class B Shares or other securities of the Issuer.

4.2	Representations and Warranties of the Lender

The Lender represents and warrants (sichert zu) to the Borrower as of the date hereof, the Disbursement Date and the Conversion Date with reference to the facts and circumstances then subsisting as follows as follows:

(a)	Organization. The Lender is a limited company duly formed and existing under the laws of Bermuda, and the execution, delivery and performance of this Agreement is within its organizational powers, has been duly authorized, is not in contravention of applicable law or its articles of association and does not require the consent or approval of any third party, including any governmental body, agency or authority.

(b)	Swiss Federal Withholding Tax. The Lender is considered one (1) creditor only for Swiss federal withholding tax purposes.

5.	Conditions Precedent to Disbursement

Notwithstanding any other terms of this Agreement, the Lender shall not be required to make the Disbursement unless all of the following conditions are met at or prior to the Disbursement Date of the Loan:

(a)	Continued Listing. The Class B Shares continue to be listed on the SIX and the Borrower continues to satisfy the prerequisites for a continued listing on the SIX.

(b)	Representations True. The Borrower’s representations and warranties (Zusicherungen) in this Agreement are in all material respects true as of the Disbursement Date, unless the applicable representation or warranty is made as of a specific date, in which case the representation was true and correct in all material respects as of that date.

(c)	Compliance With Covenants. The Borrower shall have complied with its covenants and obligations under this Agreement in all material respects.

(d)	No Event of Default. No Event of Default under this Agreement exists.

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6.	Other Covenants and Agreements

(a)	Option to Acquire Class B Shares. The Borrower and the Lender shall, on or before the Disbursement Date, with effect as of and subject to the Disbursement, execute the option agreement in the form attached hereto as Schedule 6(a).

(b)	Payments. All payments with respect to this Agreement to be made in cash shall be made to the Lender by wire transfer of immediately available funds denominated in U.S. dollars to an account as specified by the Lender reasonably prior to the maturity for any payment hereunder.

(c)	Expenses. Each Party bears its own costs incurred in connection with this Agreement; provided, however, that the Borrower shall be responsible and liable to the Lender for the payment of the Legal Expenses.

(d)	Tax Indemnity. The Borrower shall indemnify the Lender for any withholding or deduction for or on account of, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of Switzerland, or any political subdivision or any authority thereof or therein having power to tax, in connection with the issuance and/or delivery of the Conversion Shares.

(e)	Lender Trading Limitation. For as long as the Lender holds any Conversion Shares, the Lender undertakes to limit on any Trading Day its, its Affiliates' or any related Person's trading in any of the Class B Shares or rights representing Class B Shares to 20% or less of the daily trading volume in Class B Shares or rights representing Class B Shares on and as reported by the SIX or, as the case may be, on and as reported by any other stock exchange.

7.	General Provisions

7.1	Notices

(a)	All notices or other communications to be given under or in connection with this Agreement shall be in writing and delivered by hand or sent (postage prepaid) by registered, certified or express mail (return receipt requested), courier, facsimile or by electronic transmission in .pdf format or similar format as follows:

Marianne Acosta

if to the Lender:

Crede Capital Group, LLC 11601 Wilshire Blvd, Suite 1100 Los Angeles, CA 90025 Tel: +1 (310) 444-4346 E-Mail: Macosta@CredeCG.com Fax: +1 (310) 444-4394

with a copy to:	Michael Wachs
Crede Capital Group, LLC, 211 East 43rd Street -4th Floor, NY, NY 10017 Tel: +1 (646) 278-6785 E-Mail: michael@credecg.com Fax: +1 (212) 732-1131

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if to the Borrower:	Peter Ward, Chief Financial Officer
WISeKey International Holding Ltd Chief Financial Officer General-Guisan-Strasse 6, 6300 Zug Switzerland E-mail: peter.ward@wisekey.com Fax: +41 22 594 30 01

with a copy to:	David Oser
Homburger AG Prime Tower Hardstrasse 201 8005 Zurich, Switzerland E-Mail: david.oser@homburger.ch Fax: +41 43 222 15 00

(b)	Notices delivered by hand shall be deemed delivered when actually delivered. Notices given by courier shall be deemed delivered on the date delivery is promised by the courier. Notices given by facsimile or by electronic transmission shall be deemed given on the date of receipt (if a Business Day), otherwise the first Business Day following receipt; provided that a notice delivered by facsimile or electronic transmission shall only be effective if such notice is also delivered by hand, registered mail, or given by courier on or before two (2) Business Days after its delivery by facsimile or electronic transmission.

7.2	Entire Agreement

This Agreement, including the Schedules, Annexes and any other documents referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and supersedes all prior oral or written agreements and understandings of the Parties relating to such subject matter.

7.3	Amendment and Waiver

This Agreement may only be modified or amended by a document signed by both Parties. Compliance with any term or provision contained in this Agreement by the Party that was or is obligated to comply or perform with such term or provision may only be waived by a document signed by the Party waiving such compliance.

7.4	No Assignment

The Lender shall not have the right to assign this Agreement or any rights or obligations hereunder without the prior written consent of the Borrower.

7.5	Confidentiality

The Lender agrees to keep all information under or in connection with this Agreement confidential and not to disclose such information to anyone other than its agents, Affiliates, and counsel, as long as it remains non-public, save to the extent required by law, regulation, administrative or court order. For the avoidance of doubt, nothing in this Agreement shall limit the Borrower from complying with its applicable disclosure obligations based on applicable law and regulations, including stock exchange regulations.

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7.6	Severability

If any part or provision of this Agreement or the application of any such part or provision to any Person or circumstance shall be held to be invalid, illegal or unenforceable in any respect by any competent arbitral tribunal, court, governmental or administrative authority, (a) such invalidity, illegality or unenforceability shall not affect any other part or provision of this Agreement or the application of such part or provision to any other Person or circumstances, and (b) the Parties shall endeavour to negotiate a substitute provision that best reflects the economic intentions of the Parties without being invalid, illegal or unenforceable, and shall execute all agreements and documents required for its implementation.

7.7	Counterparts; Delivery by Electronic Transmission

This Agreement may be executed and delivered by each party in separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute one and the same Agreement. This Agreement and any other transaction document relating to this Agreement, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission (e.g., email delivery in .pdf format or similar format), shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

8.	Governing Law and Jurisdiction

(a)	Governing Law. This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, any of the transactions contemplated hereby, the relationship of the Parties hereunder, or the interpretation and enforcement of the rights and duties of the Parties, whether arising in contract, tort or otherwise, shall be governed by and construed in accordance with the substantive laws of Switzerland.

(b)	Jurisdiction. The exclusive place of jurisdiction for any dispute, claim or controversy arising under, out of or in connection with or related to this Agreement (or subsequent amendments thereof), including, without limitation, disputes, claims or controversies regarding its existence, validity, interpretation, performance, breach or termination, shall be the city of Zurich, Switzerland.

[Signatures on the Next Page]

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IN WITNESS WHEREOF, the Borrower and the Lender, each by its duly authorized officers, have executed this Agreement as of the day and year first written above.

WISeKey International Holding Ltd.

/s/ Carlos Moreira	/s/ Peter Ward
Carlos Moreira	Peter Ward
Chief Executive Officer | Chairman of the Board of Directors	Chief Financial Officer | Member of the Board of Directors

Crede CG III, Ltd.

/s/

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Schedule 1 | Definitions

A.       Terms Defined in the Body of the Agreement

Agreement	1	Interest Conversion VWAP Period	12
Borrower	1	Interest Payment Conversion Shares	2
Class B Shares	1, 14	Interest Payment Date	2
Conversion	2	Lender	1
Conversion Date	3	Loan	1
Conversion Shares	2	Parties	1
Converted Amount	14	Party	1
Convertible Loan Agreement	14	Principal Amount	2
Convertible Note	14	Relevant Date	5
Disbursement	2	SFTA	1
Disbursement Date	2	Share Conversion VWAP Period	11
Effective Date	1	Tax Ruling	1
Exercise Notice	2	VWAP	11
Existing Shares	4

B.       Other Definitions

As used in this Agreement in capitalized form, the following terms shall have the following meaning:

Affiliate shall mean a Person that exercises Control over a second Person, or is under Control by it, or is under common Control by the same Person.

Business Day means a day (other than a Saturday, Sunday or public holiday) when banks in Zurich, Switzerland, are open for business.

Control shall be deemed to exist if a Person (either alone or with its Affiliates) owns more than half of the voting rights or equity capital of a Person, or is otherwise able to exercise a controlling influence over another Person.

Conversion Price shall mean 93% of the average of the two lowest daily volume-weighted average prices of the Class B Shares (VWAP) quoted on the SIX during the 10 (in words: ten) Trading Days immediately preceding the relevant Conversion Date or, as the case may be, the date on which an Event of Default occurs (any such period the Share Conversion VWAP Period), disregarding for purposes of determining the Conversion Price any Trading Day during the Share Conversion VWAP Period on which the Lender, any of its Affiliates or any Person related to the Lender or its Affiliates has effected any trade in Class B Shares or securities related to Class B Shares, converted into U.S. dollars at the exchange rate on the relevant Conversion Date, using as exchange rate the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the Conversion Date.

Event of Default means any of the following events: (i) the Borrower’s Class B Shares are delisted from the SIX, or (ii) the Borrower's inability, or the admission by the Borrower of its inability, to pay its debt as they fall due (zahlungsunfähig), the Borrower's suspension of, or threat to suspend, payments on any of its debt, the Borrower's over-indebtedness (Überschul-dung) not cured within the applicable grace period, or the initiation against the Borrower or the initiation by the Borrower of: (1) bankruptcy proceedings (Konkurs) ending with the opening of bankruptcy (Konkurseröffnung), (2) proceedings leading to a provisional or a definitive composition moratorium (provisorische oder definitive Nachlassstundung) if such moratorium is granted, (3) proceedings leading to an emergency moratorium (Notstundung), (4) proceedings for a postponement of bankruptcy pursuant to Article 725a of the Swiss Code of Obligations (Konkursaufschub) or (5) any proceeding pursuant to Article 731b of the Swiss Code of Obligations if the judge orders any such measures.

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Legal Expenses means all documented legal fees reasonably incurred by Lender in connection with this Agreement up to an amount of USD 30,000.

Interest Conversion Price shall mean 93% of the average of the two lowest daily volume-weighted average prices quoted on the SIX during the 10 (in words: ten) Trading Days immediately preceding the relevant Interest Payment Date (the Interest Conversion VWAP Period), disregarding for purposes of determining the Interest Conversion Price any Trading Day during the Interest Conversion VWAP Period on which the Lender, any of its Affiliates or any Person related to the Lender or its Affiliates has effected any trade in Class B Shares or securities related to Class B Shares, converted into U.S. dollars at the exchange rate on the relevant Interest Payment Date, using as exchange rate the exchange rate reported by Bloomberg at 9 a.m. Swiss time on the Interest Payment Date.

Interest Rate means a per annum rate of interest equal to ten percent (10%).

Material Adverse Effect shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, could have a material adverse effect on the business, assets, liabilities or financial position of the Borrower and its assets taken as a whole.

Maturity Date shall mean the two-year anniversary date of the date hereof (or if such date is not a Business Day, the next Business Day) or, in the event of an Event of Default, the date on which the Event of Default occurred (or if such date is not a Business Day, the next Business Day).

Person means any individual, sole proprietorship, partnership, joint venture, trust, limited liability company, unincorporated organization, association, corporation, government, or any agency or political division thereof, or any other entity.

SIX means SIX Swiss Exchange Ltd. and the stock exchange operated by it.

Trading Days means any day that is a trading day on the SIX Swiss Exchange.

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Schedule 3(e) | Form of Exercise Notice

Ladies and Gentlemen:

The undersigned is the holder of a convertible instrument (the Convertible Note) granted to it by the Borrower on September ______, 2018, pursuant to the terms of the convertible loan agreement (the Convertible Loan Agreement), such Convertible Note representing the right of the Lender to purchase and receive from the Borrower, and the obligation of the Borrower to issue to the Lender, a specified number of registered shares, par value CHF 0.05 each (the Class B Shares), at an issue price per Class B Share corresponding to the Conversion Price of CHF _____ by way of set-off with the Principal Amount. A copy of the Convertible Note as included in the Convertible Loan Agreement is attached hereto as Annex 1.

Capitalized terms shall have the meaning set forth in the Convertible Loan Agreement dated as of September ______, 2018.

We hereby exercise the right to Conversion pursuant to Section 3(e) of the Convertible Loan Agreement in respect of the Principal Amount, corresponding to CHF _____ (the Converted Amount). We hereby declare to set off the Converted Amount with our obligation to pay in the aggregate issue price of CHF ______ for _____ Class B Shares (such number of Class B Shares calculated by dividing the Converted Amount by Conversion Price (i.e., CHF _____).

[We hereby confirm that neither we, any of our Affiliates or any Person related to us or our Affiliates has, during the Share Conversion VWAP Period, effected any trade in Class B Shares or securities related to Class B Shares.] [We [or, as applicable: one of our Affiliates, a Person related to us or our Affiliates] has effected a trade in Class B Shares or securities related to Class B Shares on the following Trading Days during the Share Conversion VWAP Period: [■]. The Conversion Price used in this Exercise Period has therefore been determined, in compliance with the requirements pursuant to the Convertible Loan Note as outlined in the "Conversion Price" definition, without any regard to any such Trading Day(s).]

The newly issued Class B Shares shall be delivered via Euroclear to: ______________________________

Yours sincerely,

Crede CG III, Ltd.